Exhibit 11

ESTERLINE TECHNOLOGIES CORPORATION
(in thousands, except per share amounts)

Computation of Earnings Per Share - Basic

	For Fiscal Years
	2001	2000	1999	1998	1997
Net Earnings	$ 32,456	$ 32,587	$ 29,862	$ 30,084	$ 25,321
Weighted-Average Number of Shares Outstanding	19,641	17,375	17,337	17,290	17,124
Earnings Per Share - Basic	$ 1.65	$ 1.88	$ 1.72	$ 1.74	$ 1.48

Computation of Earnings Per Share - Diluted

	For Fiscal Years
	2001	2000	1999	1998	1997
Net Earnings	$ 32,456	$ 32,587	$ 29,862	$ 30,084	$ 25,321
Weighted-Average Number of Shares Outstanding	19,641	17,375	17,337	17,290	17,124
Net Shares Assumed to be Issued for Stock Options	373	279	321	428	484
Total Shares - Diluted	20,014	17,654	17,658	17,718	17,608

Earnings Per Share - Diluted	$ 1.62	$ 1.85	$ 1.69	$ 1.70	$ 1.44
Earnings Per Share - Basic	$ 1.65	$ 1.88	$ 1.72	$ 1.74	$ 1.48
Dilutive Effect Per Share	$ .03	$ .03	$ .03	$ .04	$ .04